Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974
The following document is the script of a video message delivered to employees of Pulte Homes, Inc. on May 7, 2009.

Hello Team Pulte. This is Richard Dugas and I want to update you on progress we’re making with our proposed merger with Centex Corporation.
First, I’m happy to say that our Integration Leadership Team is busy working on several key decisions affecting how we will proceed with the integration of our two companies. That team consists of myself, Tim Eller, Chairman and CEO of Centex, and our Chief Operating Officer Steve Petruska. We’ve reviewed, discussed and are reaching agreement on key components in three primary areas:
The first is ORGANIZATION DESIGN AND LEADERSHIP SELECTION.
We are working, as I speak, on how our headquarters and field organization should be structured.
•	We have set the criteria to be used in selecting leadership at the Tier One level, or those individuals reporting to the Senior Leadership Team;

•	Next, we’re establishing how Tier One leaders will be involved in the selection of their direct reports at the Tier Two level;

•	Then, we’re determining how Tier Two-level leaders will be involved in the selection of Tier Three personnel.
We have established the standards for all selection decisions and those decisions are expected to be made between now and early July.
The Second Primary Area of focus is KEY BUSINESS PROCESSES.
Here, we are looking at how both organizations approach common processes, including construction and purchasing, sales and marketing, and mortgage and title.
We’ve assigned functional leaders from both companies to make recommendations on how best to integrate those processes, create transition plans, and establish functional guidelines. They will also determine financial benefits to be achieved and transition costs, they’ll set milestones and accountability standards, identify potential risks, and determine how best to mitigate issues that arise. Initial decisions in this area are expected to be made sometime in June.

The Third Primary Area of focus is PRE-CLOSING PLANNING, COMMUNICATION AND ISSUE RESOLUTION.
Here, we will determine things like scheduling and planning, communicating information, resolving issues, and, most importantly, developing a gameplan for running our business in a unified manner as soon as the transaction closes.
To put all of this together, we’ve selected Jim Ellinghausen, Pulte’s Executive Vice President of Human Resources, as project lead for the Integration. Providing support to Jim on behalf of Centex is Bob Stewart, their Senior Vice President of Sales, Marketing and Corporate Development.
Jim and Bob are working closely with senior leaders from both companies to make sure we maximize the synergies expected to come as the result of this merger, especially in the areas of Homebuilding Operations, Finance, Information Systems, Human Resources, Legal, and Mortgage and Title.
The individuals involved in this process are all accomplished, dedicated leaders and we’re fortunate to have them working on this important project.
I’m sure questions will come up as we continue along the path toward becoming America’s premier homebuilder. I encourage you to submit your questions to the Merger Q&A section on InsidePulte.com.
Thanks for your time. I look forward to updating you again in the near future.

Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.
Such risks, uncertainties and other factors include, among other things: the ability to obtain regulatory approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of

Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.